EXHIBIT 2

Annexure-A

MAHANAGAR TELEPHONE NIGAM LIMITED
( A Govt. of India Enterprise)
UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31.12.2006

						(Rs. in Million)
Sl. No.	Particulars	Q 3 2006-07 UNAUDITED	Q 3 2005-06 REVIEWED	Cumulative for the period ended 31-12-2006 UNAUDITED	Cumulative for the period ended 31-12-2005 REVIEWED	Year Ended 31.3.2006 (Audited)
1	2	3	4	5	6	7

1	Net Income from Services	12,602.50	12,669.39	# 37,517.43	38,041.47	# 55,609.85 ##
2	Other Income	1,890.12	847.69	4,141.08	3,869.15	5,300.13
	Total Income	14,492.62	13,517.08	41,658.51	41,910.62	60,909.98

3. a.	Staff Cost	4,798.53	4,871.22	13,943.66	14,189.89	19,053.12
b.	Revenue Sharing	2,069.07	2,204.51	6,441.48	6,643.76	12,263.19
c.	Licence Fee	1,215.58	1,084.51	3,459.49	3,515.81	4,589.59
d.	Admn./Operative Expenditure	2,211.72	2,212.92	6,761.26	6,949.13	11,579.15
	Total operative /other Exp	10,294.90	10,373.16	30,605.89	31,298.59	47,485.05
4	EBITDA	4,197.72	3,143.92	11,052.62	10,612.03	13,424.93
5	Depreciation	1,684.99	1,621.24	5,056.49	4,721.72	6,466.99
6	Interest	1.60	39.50	19.64	221.32	244.36
7	Profit Before Tax	2,511.13	1,483.18	5,976.49	5,668.99	6,713.58
8. a.	Provision for Taxation	1,067.71	419.32	2,704.09	1,735.03	560.76
b.	Provision for Deffered tax	(217.94)	(111.97)	(670.93)	(450.08)	376.19
9	Profit After Tax	1,661.36	1,175.83	3,943.33	4,384.04	5,776.63
10	Prior period adjustments	(578.79)	-	(578.79)	-	(26.29)
11	Net Profit	2,240.15	1,175.83	4,522.11	4,384.04	5,802.92

12	Paid up equity share capital
	Face value of Rs.10/-each.					6,300.00
13	Reserves Excluding
	Revaluation Reserve					106,067.74
14	EPS
	Basic/Diluted (in Rs.)	3.56	1.87	7.18	6.96	9.21
15	Aggregate of non-promoter
	shareholding:-
a.	Number of shares					275,627,260.00
b.	Percentage of shareholding					43.75%

#	Rs 12669.39 Million includes Rs 534.40 Million towards one time revenue realisation from one of the UASL Operators for local CLI of NLD/ILD calls.

##	Income from services includes an amount of Rs. 1044.84 million towards one time revenue realisation from the said UASL operator. This is inclusive of Rs. 534.40 Million

Notes:
1	The above results have been taken on record by the Board of Directors in their meeting held on 27-01-2007.

2	Other Income includes an amount of Rs. 1182.51 Million on account of Interest accrued on refund of income tax as a result of the order of ITAT.

3	Previous period/year figures have been regrouped/ rearranged wherever necessary

4	During this Quarter Rs. 578.79 Million shown as prior period adjustment is on account of excess provision of income tax of earlier year, now written back due to partial benefit U/s 80IA allowed by the I.T. Department

5	The status of investor complaints received and disposed on 31.12.2006 is as under:

	Complaints pending at the beginning of the quarter	5
	Complaints received during this quarter	219
	Disposal of Complaints	218
	Complaints lying unresolved at the end of the quarter	6

Place: New Delhi	For and on behalf of the Board
Date: 27.01.2007

R.S.P. Sinha
Chairman & Managing Director

UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR
THE THREE MONTHS ENDED ON 31/12/2006

				Rs. in Million
S.NO	Particulars	Q 3 UNAUDITED 2006-07	Q 3 REVIEWED 2005-06	Year ended 31.3.2006 Audited

1.	Income from Services
	Basic Services	10,596.16	11,140.36	49,883.22
	Cellular	2,006.34	1,529.03	5,726.62
	Unallocable	-	-	-
	Total	12,602.50	12,669.39	55,609.85

	Less: Inter Unit Income	-	-	-

	Net Income From Services	12,602.50	12,669.39	55,609.85

2.	Segment result before interest/
	and Tax
	Basic Services	234.69	491.40	2,124.74
	Cellular	899.80	517.12	2,644.17
	Unallocable	1,378.24	514.16	2,189.03
	Total	2,512.73	1,522.68	6,957.94

	Less: Interest	1.60	39.50	244.36

	Less: Prior period Items	(578.79)		(26.29)

	Profit before tax	3,089.92	1,483.18	6,739.87

	Less: Provision for Tax	849.77	307.35	936.95

	Profit after tax	2,240.15	1,175.83	5,802.92

3.	Capital Employed
	(Segment Assets - Segment Liabilities)

	Basic Services	46,635.88	35,687.84	46,401.19
	Cellular	4,435.02	3,135.45	3,535.22
	Unallocable	62,291.66	74,999.01	61,288.84
	Total	113,362.56	113,822.30	111,225.25